January 22, 2009	+1 212 230 8800 (t)
+1 212 230 8888 (f)
By EDGAR Submission	wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention:  Duc Dang and Erin Martin

Re:	Genpact Limited
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-33626

Ladies and Gentlemen:

On behalf of Genpact Limited (“Genpact” or the “Company”), this letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 10-K, as set forth in your letter dated December 22, 2008 (“Comment Letter”).  The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the number of comments in the Comment Letter and to the headings used in the Comment Letter.

Definitive Proxy Statement on Schedule 14A

Information About Executive and Director Compensation, page 23

Base Salary, page 24

1.             Please tell us the specific factors used to determine your named executive officers’ base salaries.  For instance, you disclose that you amended Mr. Bhasin’s employment agreement in 2007.  Discuss the factors used to determine the base salary used in the agreement.  Also, discuss the “individual performance” that is cited for each person when discussing their increase in base salary.

Response:

As noted in the Base Salary disclosure on pages 24-25 of the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 3, 2008 (the “Proxy Statement”), the Company’s compensation committee determines the base salaries of named executive officers based on various factors, including the importance of the role in the Company’s overall business, the performance and potential of the executive, general Company

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Securities and Exchange Commission January 22, 2009 Page 2

performance and the market pay practices in the country where the named executive officer is located.

There are no predetermined individual or corporate performance factors or goals that are used by the compensation committee to establish the amounts or mix of any elements of compensation for the named executive officers, including base salary determinations.  Rather, the Company’s compensation committee, which includes experienced directors who serve as members of the boards and compensation committees of other public companies, works closely with the Company’s chief executive officer (“CEO”), discussing with him the Company’s overall performance, the CEO’s own performance and his evaluation of and compensation recommendations for the other named executive officers.  The compensation committee then utilizes its judgment and experience in making all compensation determinations.  The compensation committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above.

In connection with the base salary increases awarded to the named executive officers in 2007, the compensation committee took into consideration the region in which the named executive officer was located, keeping in mind the local inflation, cost of living and competition for talent in these economies.  The compensation committee also considered the Company’s financial results for the fiscal year and each named executive officer’s contribution to Company performance.

In addition to consideration of the named executive officer’s location and the Company’s performance, the compensation committee took into consideration individual performance for the Company’s CEO & other named executive officers. As disclosed on page 25 of the Proxy Statement, the compensation committee specifically considered the following:

•      For Mr. Tyagarajan, his performance in continuing to grow relationships with existing clients as well as develop new ones, and his success in building strong business development teams in all geographies where the Company operates.

•      For Mr. Cogny, his contributions in expanding the Company’s European operations.

•      For Mr. Chopra, his contributions to the Company’s 2007 revenue growth.

In addition, for Mr. Bhasin, the compensation committee took into account the increased responsibilities he had assumed as the CEO of a public company as well as his significant role in Genpact’s initial public offering process as factors in determining Mr. Bhasin’s base salary increase.  Similarly for Mr. Gour, the compensation committee considered the increased responsibilities he had assumed as the chief financial officer of a public company and also

Securities and Exchange Commission January 22, 2009 Page 3

recognized his efforts in that role to facilitate the Company’s transition to becoming a public company as factors in determining the increase in his base salary.

The Company will include similar disclosure in future filings.

Annual Cash Bonus, page 25

2.             We note that you awarded annual cash bonuses based on “your success” and each individuals “outstanding” or “impressive” contribution and achievements.  Please tell us the factors used to determine whether a contribution was outstanding and/or impressive leading to the bonuses awarded.  Also, please clarify how your “success” was measured.  As it is currently written, your disclosure here does not provide management insight into how the annual bonuses were determined.  Please provide similar disclosure in future filings.

Response:

As described in the Proxy Statement on pages 25-26, Genpact’s compensation philosophy with regard to the payment of annual cash bonuses is to reward the Company’s executives for their performance during the year and to provide a significant incentive to the executives towards achieving their respective individual objectives, Company objectives and the Company’s overall long-term and strategic goals, such as growing revenues, improving operating margins, reducing employee attrition levels and expanding into new geographies and service offerings.  In determining bonus amounts, the compensation committee generally reviews the same factors used to determine base salary discussed above, but with a greater emphasis on the performance of the individual and Company, and less on other factors such as geographic location.

As discussed in Response 1 above, the Company’s compensation committee does not use predetermined individual or corporate performance factors or goals to establish compensation levels for the named executive officers.  However, in determining 2007 annual cash bonuses for the named executive officers, the compensation committee considered the aspects of Company performance and each named executive officer’s role in achieving such Company performance outlined below.

The compensation committee took into consideration the completion of the Company’s initial public offering and listing on the NYSE, which occurred despite a turbulent period in the capital markets, the Company’s achievements in expanding its global footprint, with new sites established in China, Romania and the Philippines in 2007, and Genpact’s operational and financial performance for 2007, which exceeded the Company’s published guidance for the year.  In particular, the compensation committee noted the Company’s revenue growth of approximately 34% in 2007 compared to 2006 and the increase in adjusted income from operations of approximately 39% in 2007 compared to 2006.  In addition, revenues from the

Securities and Exchange Commission January 22, 2009 Page 4

Company’s Global Clients (clients other than the General Electric Company) in 2007 more than doubled from 2006 levels.

The compensation committee, in consultation with management, reviewed each individual’s contribution to the Company’s 2007 results in determining bonus payment amounts.  The bonuses were subjectively decided by the compensation committee for the CEO and each named executive officer while being mindful of the Company performance discussed above.

The compensation committee particularly considered the following:

•      For Mr. Bhasin, his personal leadership of the Company in connection with all aspects of 2007 Company performance detailed above, in particular the growth of revenues from Global Clients as well as the success of the Company’s initial public offering.  As the CEO, Mr. Bhasin has responsibility for the entire company, and therefore the compensation committee primarily considered Company performance in determining his bonus payment.

•      For Mr. Gour, his contributions to the Company’s strong 2007 financial performance and the success of the Company’s initial public offering, in particular his leadership of the Company’s financial reporting team through the initial public offering process and his collaboration with other members of management on strategic planning.

•      For Mr. Tyagarajan, his individual contributions to the growth of Global Client revenues discussed above.  In his role as the Executive Vice President, Business Development, Mr. Tyagarajan has responsibility for the Company’s business development efforts, and therefore the compensation committee primarily focused on Global Client revenue growth in determining his bonus payment.

•      For Mr. Cogny, his contributions to the growth of the Company’s European operations, in particular its expansion in Romania, for which he was primarily responsible as chief executive officer of the Company’s European operations.

•      For Mr. Chopra, his contributions to the Company’s revenue growth as well as his achievements in reducing attrition in his operations.  Due to his role as a business leader for business process operations, the compensation committee primarily considered the performance of the Company’s business process operations in determining his bonus payment.

The Company will include similar disclosure in future filings.

Equity-Based Compensation, page 26

3.             Please tell us how you determined the amount of equity-based compensation provided to each named executive officer.  For example, we note that each named executive received

Securities and Exchange Commission January 22, 2009 Page 5

significantly different option grants.  Please explain the reasons for the differences in the amounts of compensation awarded to each named executive officer.  Similar disclosure should be included in the future filings.

Response:

Similarly to annual cash bonuses, the Company views equity-based compensation as a means to reward the Company’s executives for their performance during the year and to provide a significant incentive to the executives towards achieving the Company’s overall long-term and strategic goals.  In determining grants of equity-based compensation, the compensation committee takes into account the scope of the individual executive officer’s responsibilities, experience, past performance and future leadership potential, as well as his or her length of service with the Company and the current and potential value of vested and unvested equity awards already outstanding for each executive.  The Company’s performance during the fiscal year is also taken into consideration by the compensation committee in making its determination, although the primary focus is on providing incentives to employees for long-term performance and retention.

As disclosed in the 2007 Grants of Plan Based Awards table in the Proxy Statement, in 2007 the Company granted 723,600 options to Mr. Bhasin, the President and CEO, and 361,800 options to Mr. Tyagarajan, the Executive Vice President, Business Development.  The other named executive officers received option awards in a range between 117,585 options and 135,675 options.  In addition to the factors discussed above and on page 27 of the Proxy Statement, the compensation committee considered that the CEO of a company is responsible for the entire organization rather than only one area of operations, and therefore the compensation committee determined that due to the scope of his position, an equity grant to Mr. Bhasin that was materially higher than that of the other named executive officers was warranted.  Similarly, the scope of Mr. Tyagarajan’s position and responsibility for business development for the entire organization was considered in determining that his equity grant would be higher than the other named executive officers.  For Mr. Gour, Mr. Cogny and Mr. Chopra, whose awards were similar in size, the compensation committee primarily considered their roles at the Company and length of service, their individual performance during the year and the importance of long-term retention of these executives.

The Company will include similar disclosure in future filings.

Securities and Exchange Commission January 22, 2009 Page 6

2007 Summary Compensation Table, page 28

4.             Please tell us why you did not provide compensation with respect to 2006 for Rakesh Chopra.

Response:

Rakesh Chopra first became a named executive officer of the Company in 2007.  Although he was an executive officer of the Company in 2006, he was not a named executive officer and therefore was not included in the Company’s Summary Compensation Table for the fiscal year ended December 31, 2006.  In accordance with the Staff’s Regulation S-K Compliance and Disclosure Interpretation Question 119.01, the Company was required to provide compensation information for Mr. Chopra only for 2007, the year in which Mr. Chopra became a named executive officer, and not for the prior fiscal year.

*              *              *

In connection with this response, Genpact has authorized us to acknowledge to you, on its behalf, that:

•      Genpact is responsible for the adequacy and accuracy of the disclosure in its filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      Genpact may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please feel free to contact me at (212) 230-8805, or Jennifer Zepralka of this firm at (212) 295-6328.

Sincerely,

/s/ Knute J. Salhus
Knute J. Salhus

cc:	Pramod Bhasin, Genpact Limited
Victor F. Guaglianone, Genpact Limited
Jennifer Zepralka, WilmerHale